                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. *)

                                   FEI Company
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    92240800
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            Gregory A. Robbins, Esq.
                             Veeco Instruments Inc.
                             100 Sunnyside Boulevard
                            Woodbury, New York 11797
                                 (516) 677-0200

                                 With a copy to:

                                Rory Greiss, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 11, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D

----------  ----------------------------------------------------------------------------------------------------------
CUSIP NO.         92240800
----------  ----------------------------------------------------------------------------------------------------------
1.          NAMES OF REPORTING PERSON:                  Veeco Instruments Inc.
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):                     11-2989601
----------  ----------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)      [    ]
                                                                                                    (b)      [    ]
----------  ----------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY
----------  ----------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS

            OO
----------  ----------------------------------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(d) OR 2(e)                                                                                     [   ]
----------  ----------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OR ORGANIZATION

            Delaware
----------  ----------------------------------------------------------------------------------------------------------
                              NUMBER OF                   7.       SOLE VOTING POWER
                               SHARES
                            BENEFICIALLY
                              OWNED BY                    8.       SHARED VOTING POWER
                                EACH                               8,957,876
                              REPORTING
                             PERSON WITH                  9.       SOLE DISPOSITIVE POWER


                                                          10.      SHARED DISPOSITIVE POWER

----------  ----------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,957,876
----------  ----------------------------------------------------------------------------------------------------------
12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
----------  ----------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.7
----------  ----------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON

            CO
----------  ----------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

              The securities to which this Statement on Schedule 13D relates are the common stock, no par value (the "Common Stock"), of FEI Company ("FEI"). The principal executive office of FEI is located at 7451 NW Evergreen Parkway, Hillsboro, Oregon 97124.

ITEM 2. IDENTITY AND BACKGROUND

              This Statement on Schedule 13D is being filed by Veeco Instruments Inc. ("Veeco"). Veeco is organized under the laws of the State of Delaware and its principal place of business and principal office is 100 Sunnyside Boulevard, Woodbury, New York 11797. Veeco is a supplier of process and metrology equipment for data storage, telecommunications/wireless, semiconductor and research applications. The name, residence or business address, present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of Veeco is set forth in Annex A hereto and is incorporated herein by reference.

              During the last five years neither Veeco nor, to the best of Veeco's knowledge, any of the individuals referred to in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither Veeco nor, to the best of Veeco's knowledge, any of the individuals referred to in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Veeco is filing this statement on Schedule 13D as a result of its entering into a Voting Agreement, dated as of July 11, 2002, among Veeco and various FEI stockholders listed on Annex B hereto and a Voting Agreement, dated as of July 11, 2002, between Veeco and Philips Business Electronics International B.V. (each a "Voting Agreement" and collectively, the "Voting Agreements") and not as a result of any acquisition of Common Stock by Veeco.

ITEM 4. PURPOSE OF TRANSACTION

              Pursuant to that certain Agreement and Plan of Merger, dated as of July 11, 2002, among Veeco, Venice Acquisition Corp. ("Venice Acquisition") and FEI (the "Merger Agreement"), filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Veeco with the Securities and Exchange Commission on July 12, 2002, and incorporated herein by reference, Venice Acquisition shall, subject to the terms and satisfaction of the conditions set forth therein, be merged with and into FEI (the "Merger"), and FEI will become a wholly-owned subsidiary of Veeco. As a result of the merger, and immediately after the Effective Time (as such term is defined in the Merger Agreement), FEI will cause the Common Stock to cease to be quoted on The Nasdaq National Market and the Common Stock will become eligible for termination of registration pursuant to Section 12(g) (4) of the Act. The directors of FEI immediately after the Effective Time shall be Edward H. Braun, Vahe A. Sarkissian and John F. Rein, Jr. The officers of FEI immediately after the Effective Time shall be the officers of FEI immediately prior to the Effective Time but the following individuals shall occupy the office set forth opposite their respective names:

              Edward H. Braun               President and Chief Executive Officer
              Vahe A. Sarkissian            Chairman and Chief Strategy Officer
              John P. Kiernan               Vice President
              John F. Rein, Jr.             Vice President
              Gregory A. Robbins            Vice President

              The description of the Merger Agreement contained in this Schedule 13D is qualified in its entirety by reference, and is subject, to the Merger Agreement and the Merger Agreement is incorporated herein by reference.

              As a condition and inducement to the execution of the Merger Agreement, Veeco entered into the Voting Agreements with certain stockholders of FEI. Pursuant to the Voting Agreements, these FEI stockholders agreed to cause their shares of Common Stock to be counted as present for purposes of establishing a quorum at the meeting of FEI's stockholders to be called pursuant to the Merger Agreement (including any adjournment or adjournments thereof), in person or by proxy, and to vote, or cause to be voted (or, if the stockholders of FEI act by written consent, to consent in writing, or cause to consent in writing) with respect to all shares of Common Stock, whether issued heretofore or hereafter, that such FEI stockholder owns or has the right to vote or consent in favor of approval of the Merger. In addition, each of the FEI stockholders who are parties to the Voting Agreements has granted an irrevocable proxy to Veeco for such purpose. As a result, Veeco has shared voting power with respect to an aggregate of 8,957,876 shares of Common Stock held by the FEI stockholders who are parties to the Voting Agreements, representing 27.7% of the 32,393,766 shares of Common Stock outstanding as of June 30, 2002 (as represented by FEI in the Merger Agreement). In addition, each FEI stockholder agreed in such FEI stockholder's Voting Agreement that, until consummation of the Merger or the termination of the Voting Agreement, it will not, directly or indirectly, sell, transfer, pledge or otherwise dispose of, any of the shares of Common Stock owned by it to any person, except to a transferee that has made a Superior FEI Proposal (as that term is defined in the Merger Agreement), or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing.

              In addition, under the Voting Agreements, each FEI stockholder has agreed not to solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any FEI Acquisition Proposal (as such term is defined in the Merger Agreement), or engage in discussions or negotiations with any person or entity (other than with FEI and Veeco or any of their affiliates or representatives) with respect to any FEI Acquisition Proposal, other than any Superior FEI Proposal or related FEI Acquisition Transaction (as such term is defined in the Merger Agreement). Each FEI stockholder has agreed to promptly advise FEI and Veeco of any FEI Acquisition Proposal (including the identity of the person or entity making or submitting such FEI Acquisition Proposal and the terms thereof) that is made or submitted by any person or entity after the date of such FEI stockholders Voting Agreement. Such FEI Stockholder has also agreed to immediately cease and cause to be terminated any existing discussions with any person or entity that relate to any FEI Acquisition Proposal or FEI Acquisition Transaction, other than discussions or negotiations with FEI and Veeco or their affiliates or representatives.

              The Voting Agreements and the irrevocable proxy granted by each FEI stockholder shall terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time and (iii) the execution and delivery by any party to the Merger Agreement of any amendment thereto which would cause each share of Common Stock to be converted into the right to receive fewer than 1.355 shares of Veeco common stock.

              No purchases of Common Stock will be made pursuant to the Voting Agreement. Veeco entered into the Voting Agreement with the FEI stockholders to ensure that the FEI stockholders will vote in favor of the Merger.

              The foregoing descriptions of the Voting Agreements are qualified in their entirety by reference, and are subject, to the Voting Agreements, copies of which have been filed as exhibits to the Current Report on Form 8- K filed by Veeco with the Securities and Exchange Commission on July 12, 2002, and such Voting Agreements are incorporated herein by reference.

              Except as otherwise set forth in this Item 4, Veeco has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of FEI, or the disposition of securities of FEI;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FEI or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of FEI or any of its subsidiaries; (iv) any change in the present board of directors or management of FEI; (v) any material change in the present capitalization or dividend policy of FEI; (vi) any other material change in FEI's business or corporate structure; (vii) changes to FEI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FEI by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on The Nasdaq National Market; (ix) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (x) any action similar to any of those actions set forth in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

              (a) and (b). The information set forth in Item 4 is incorporated in this Item 5 by reference. As a result of the Voting Agreements, Veeco may be deemed to be the beneficial owner of 8,957,876 shares of Common Stock, which constitutes approximately 27.7% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of June 30, 2002 (as represented by FEI in the Merger Agreement). Veeco may be deemed to have the shared power to vote (or to direct the vote of) such shares of Common Stock with respect to those matters described in Item 4; however, Veeco disclaims any beneficial ownership of the shares of Common Stock which are covered by the Voting Agreements. To Veeco's knowledge, no person listed in Annex A has an ownership interest in FEI.

              Set forth in Annex B are the names of the stockholders of FEI that have entered into the Voting Agreements with Veeco, their residence or business address and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Veeco's knowledge.

              (c). To the knowledge of Veeco, there have been no transactions in shares of Common Stock by any of Veeco's executive officers or directors during the past 60 days.

              (d). To the knowledge of Veeco, the right to receive dividends with respect to shares of Common Stock to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such shares of Common Stock held by each of the FEI stockholders party to the Voting Agreement are held by such FEI stockholders.

              (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The information set forth in Item 4 is incorporated in this Item 6 by reference. Other than the Merger Agreement, the Voting Agreements and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Veeco and any other person, or, to the knowledge of Veeco, among any of Veeco's executive officers and directors or between any of Veeco's executive officers and directors and any other person, with respect to the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number        Exhibit Description
------        -------------------
2.1           Agreement and Plan of Merger, dated as of July 11, 2002, among Veeco Instruments Inc., Venice
              Acquisition Corp. and FEI Company.*

2.2           Voting Agreement, dated as of July 11, 2002, between Veeco Instruments Inc. and the stockholders of FEI Company listed on Schedule A attached thereto, together with the related Powers of Attorney and Irrevocable Proxies.**

2.3           Voting Agreement, dated as of July 11, 2002, between Veeco Instruments Inc. and Philips
              Business Electronics International B.V., together with the related Power of Attorney and Irrevocable
              Proxy.*

---------------------
* Incorporated by reference to the Current Report on Form 8-K filed by Veeco Instruments Inc. with the Securities and Exchange Commission on July 12, 2002.

** Incorporated by reference to the Current Report on Form 8-K/A filed by Veeco Instruments Inc. with the Securities and Exchange Commission on July 22, 2002.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 22, 2002

                                    VEECO INSTRUMENTS INC.


                                    By:     /s/ Gregory A. Robbins
                                       -----------------------------------------
                                       Name: Gregory A. Robbins
                                       Title: Vice President and General Counsel

                                                                         ANNEX A


           DIRECTORS AND EXECUTIVE OFFICERS OF VEECO INSTRUMENTS INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Veeco Instruments Inc. Unless otherwise indicated, Veeco Instruments Inc. employs each person identified below. The principal address of Veeco Instruments Inc., and unless otherwise indicated below, the current business address for each individual listed below is c/o Veeco Instruments Inc., 100 Sunnyside Boulevard, Woodbury, NY 11797. To Veeco's knowledge, unless otherwise indicated below, each of the individuals identified below is a citizen of the United States.

                                                             PRESENT PRINCIPAL OCCUPATION AND
NAME, TITLE AND ADDRESS                                      NAME OF EMPLOYER
-----------------------                                      ----------------------------------------
Edward H. Braun, Director, Chairman, Chief
Executive Officer and President

Richard A. D'Amore, Director                               General Partner, North Bridge Venture Partners, a
North Bridge Venture Partners                              venture capital firm
950 Winter Street, Suite 4600                              950 Winter Street, Suite 4600
Waltham, MA 02451                                          Waltham, MA 02451

Joel A. Elftmann, Director                                 President and Chairman of I-Tech Products LLC, a
I-Tech Products LLC                                        supplier to semiconductor capital equipment
6963 Kenmore Drive                                         manufacturers
Bloomington, MN 55438                                      6963 Kenmore Drive
                                                           Bloomington, MN 55438

Heinz K. Fridrich, Director                                Industry professor in the Department of Industrial
                                                           and Systems Engineering of the University of Florida
                                                           303 Weil Hall
                                                           P.O. Box 116595
                                                           Gainesville, FL 32611

Douglas A. Kingsley, Director                              Senior Vice President of Advent International
Advent International Corporation                           Corporation, a venture capital firm
75 State Street, 30th Floor                                75 State Street, 30th Floor
Boston, MA 02109                                           Boston, MA 02109

Dr. Paul R. Low, Director                                  President and Chief Executive Officer of PRL
PRL Associates                                             Associates, a technology consulting firm
11 Birchwood Drive                                         11 Birchwood Drive
Greenwich, CT 06831                                        Greenwich, CT 06831

Roger D. McDaniel, Director                                Director of Veeco Instruments Inc.

Irwin H. Pfister, Director                                 Executive Vice President of Schlumberger Ltd., an
Schlumberger Ltd.                                          energy company, and Chief Executive Officer of
153 East 53rd Street, 57th Floor                           SchlumbergerSema, a leading information technology
New York, NY 10022                                         services provider
                                                           153 East 53rd Street, 57th Floor
                                                           New York, NY 10022

Walter J. Scherr, Director                                 Consultant to Veeco Instruments Inc.

Don R. Kania, Ph.D., President, Metrology Group

John P. Kiernan, Vice President, Finance and
Corporate Controller

Emmanuel N. Lakios, President, New York Process
Equipment

John F. Rein, Jr., Executive Vice President, Chief
Financial Officer, Treasurer and Secretary

Robert J. Valentine, Jr., President, Process
Equipment

                                                                         ANNEX B


         The following table sets forth the name and present principal occupation or employment of each FEI Company stockholder that entered into the Voting Agreements with Veeco Instruments Inc. Unless otherwise indicated below, each person is a citizen of the United States. Unless otherwise indicated below, the business address of each such person is c/o FEI Company, 7425 NW Evergreen Parkway, Hillsboro, OR 97124.


                                            PRESENT PRINCIPAL                           SHARES BENEFICIALLY
NAME                                        OCCUPATION OR EMPLOYMENT                    OWNED
-------------------------                   ------------------------                    -------------------
Vahe A. Sarkissian                      Chairman, Chief Executive Officer and           377,624
                                        President of FEI Company

Brad Thies                              Vice President and General Counsel of FEI       9,250(1)
                                        Company

Steven Berger                           Senior Vice President and Chief Technical       18,321(2)
                                        Officer of FEI Company

John A. Doherty                         Senior Vice President - Worldwide Sales of      98,479
                                        FEI Company

Michel Epsztein                         Senior Vice President and General Manager       12,537(3)
                                        MEPG of FEI Company

Rob Fastenau                            Senior Vice President and General Manager       13,200(4)
(citizen of the Netherlands)            - Electron Optics Products Division of FEI
                                        Company

Jim D. Higgs                            Senior Vice President - Human Resources         60,152
                                        of FEI Company

John M. Lindquist                       Senior Vice President - Corporate               34,089 (5)
                                        Marketing of FEI Company

Steve Loughlin                          Vice President of Corporate Finance, acting     15,568(6)
                                        Chief Financial Officer and Corporate
                                        Controller of FEI Company

Donald R. VanLuvanee                    Director of FEI Company                         17,667

Dr. Michael J. Attardo                  Director of FEI Company                         10,667

Jan C. Lobbezoo                         Managing Director and Chief                     0
                                        Financial Officer of Philips
                                        Semiconductors International B.V.,
                                        an affiliate of Koninklijke
                                        Philips Electronics N.V.
                                        P.O. Box 218
                                        Building BAE-4
                                        5600 MD Eindhoven

William E. Curran                       Chief Executive Officer of                      0
                                        Philips North America Region
                                        an affiliate of Koninklijke
                                        Philips Electronics N.V.
                                        1251 Avenue of the Americas
                                        20th Floor
                                        New York, NY 10020

Dr. William W. Lattin                   Director of FEI Company                         13,833

Dr. Gerhard Parker                      Director of FEI Company                         11,251

Wilfred J. Corrigan                     Chairman and Chief Executive Officer of         417(7)
(dual citizenship with United States    LSI Logic Corporation, a developer and
and United Kingdom)                     manufacturer of integrated circuits
                                        and storage systems
                                        1621 Barber Lane
                                        Milpitas, CA 95035

Philips Business Electronics            Building VP-1, PO Box 218                       8,264,821
International B.V.                      5600 MD Eindhoven
(a Netherlands corporation)             The Netherlands


----------------------
(1) Includes options to purchase 6,250 shares of Common Stock.

(2) Includes options to purchase 5,279 shares of Common Stock.

(3) Includes options to purchase 12,500 shares of Common Stock.

(4) Includes options to purchase 13,200 shares of Common Stock.

(5) Includes options to purchase 33,184 shares of Common Stock.

(6) Includes options to purchase 15,000 shares of Common Stock.

(7) Includes options to purchase 417 shares of Common Stock.

                                                   EXHIBIT INDEX


Exhibit
Number            Exhibit Description
------            -------------------
2.1               Agreement and Plan of Merger, dated as of July 11, 2002, among Veeco Instruments Inc., Venice
                  Acquisition Corp. and FEI Company.*

2.2               Voting Agreement, dated as of July 11, 2002, between Veeco Instruments Inc. and the stockholders of FEI Company listed on Schedule A attached thereto, together with the related
                  Powers of Attorney and Irrevocable Proxies.**

2.3               Voting Agreement, dated as of July 11, 2002, between Veeco Instruments Inc. and Philips
                  Business Electronics International B.V., together with the related Power of Attorney and Irrevocable Proxy.*

---------------------
* Incorporated by reference to the Current Report on Form 8-K filed by Veeco Instruments Inc. with the Securities and Exchange Commission on July 12, 2002.

** Incorporated by reference to the Current Report on Form 8-K/A filed by Veeco Instruments Inc. with the Securities and Exchange Commission on July 22, 2002.
                                       12